# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Babcock & Wilcox Enterprises, Inc., CIK 0001630805
CUSIP: 05614L100
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 1200 E. Market Street, Suite 650, Akron, Ohio (OH), 44305
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001505748
Persons authorized to receive notices and communications: B. Riley Securities, Inc., 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (310) 966-1444

## Reporting persons
- B. Riley Securities, Inc. (CIK 0001505748): type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 15,573,362; shared voting power 0; sole dispositive power 15,573,362; shared dispositive power 0; aggregate amount beneficially owned 15,573,362 (15.8% of the class)
  Comment: Percent of class is calculated based on 98,404,024 shares of common stock, par value $0.01 (the "Common Stock"), of Babcock & Wilcox Enterprises, Inc. (the "Issuer") outstanding as of March 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 31, 2025 (the "10-K").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: Babcock & Wilcox Enterprises, Inc.
Address of issuer's principal executive offices: 1200 E. Market Street, Suite 650, Akron, Ohio (OH), 44305

## Item 2. Identity and Background
Name of person filing: B. Riley Securities, Inc. ("BRS")
Residence or business address: 11100 Santa Monica Blvd, Suite 800, Los Angeles, CA 90025
Present principal occupation or employment: The principal business of BRS is servicing as a broker dealer.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Person

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Person.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock(greek question mark) (2) changes in the Issuer's operations, business strategy or prospects(greek question mark) or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Person may discuss such matters with the management or Board of Directors of the Issuer (the "Board"), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Person (1) modifying their ownership of the Common Stock(greek question mark) (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements(greek question mark) (3) proposing changes in the Issuer's operations, governance or capitalization(greek question mark) (4) pursuing a transaction that would result in the Reporting Person' acquisition of all or a controlling interest in the Issuer(greek question mark) or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Person reserve the right to (1) formulate other plans and proposals(greek question mark) (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D(greek question mark) and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

As previously disclosed, on March 11, 2025, B. Riley Financial, Inc. ("BRF") effected a transaction pursuant to which BRF separated B. Riley Securities Holding, Inc. ("BRSH"), the parent company of BRS, from BRF. As a result of the transaction, BRS implemented its own operating and governance structure and established a board of directors independent from BRF. As a result, BRF is no longer the beneficial owner of the Shares held by BRS.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover page to this Schedule 13D is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Person's response to Item 4 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person's response to Item 4 is incorporated by reference herein.

## Signatures
- B. Riley Securities, Inc.: /s/ Andrew Moore, Andrew Moore / Co-Chief Executive Officer (04/02/2025)